Exhibit 12.1

The Manitowoc Company, Inc.
Statement of Computation of Ratio of Earnings to Fixed Charges
(in millions, except ratio data)

	For the Year Ended December 31,
	2013	2012	2011	2010	2009
Earnings (loss) from continuing operations before income taxes (1)	$225.2	$146.9	$46.3	$(38.0)	$(670.1)
Fixed charges	151.8	160.7	171.9	210.8	216.5
Total earnings (loss) available for fixed charges	$377.0	$307.6	$218.2	$172.8	$(453.6)
Fixed charges:
Interest expense	$128.4	$135.6	$145.4	$173.8	$172.7
Amortization of deferred financing costs	7.0	8.2	10.4	22.0	28.8
Portion of rent deemed interest factor (2)	16.4	16.9	16.1	15.0	15.0
Total fixed charges	$151.8	$160.7	$171.9	$210.8	$216.5
Ratio of earnings to fixed charges (3)	2.5x	1.9x	1.3x	n/a	n/a

Notes for explanations:

(1) 2009 amounts include the impact of $662.0 million of non-cash impairment changes.

(2) One third of all rent expense is deemed representative of the interest factor.

(3) Additional earnings of $38.0 million in 2010 and $670.1 million in 2009 would have been needed to reach a ratio of earnings to fixed charges of 1.0x.